Filed by Texas Industries, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Texas Industries, Inc.
(Commission File No. 1-4887)

Update on the Merger - talking points for TXI Employees

The first task for Martin Marietta, appropriately, was to go talk to their shareholders after the announcement.  They have done that and obviously done it very well.  Both stocks are up significantly since the announcement of the merger.

Ward Nye, CEO of Martin, and others from Martin's management team came to Dallas recently to meet with TXI management.  This was a good thing to do - it shows their desire to collaborate in the planning effort for the integration of our two companies after the closing.

They came to meet with us - and mostly to listen.  This is the largest transaction they have executed and there is an enormous amount of work to be done in order to make sure the planning effort results in successful integration after the closing.  The fact that they came to listen to us first shows how seriously they are approaching this task.  It also shows that they appreciate that we know our own business well.

The planning process has barely begun, so we don’t have answers yet to all the questions that you have.  However, after the merger Martin will obviously need our facilities to continue operating, producing and selling.  What will also be needed is the good perspective and focus that our folks can bring to building a better business after the merger.  We will focus on planning how the combined company will integrate systems, accounting and other shared services, as well as how to capture operational synergies after the closing by using our combined purchasing power with vendors, sharing technologies and practices, and all the other areas that good, creative thought can bring to making the combined operation a success.

Where do we go from here?

Because of the size of this transaction, Martin expects to bring in an outside resource that has a lot of experience in mergers and business integrations.  This is a reflection of their perspective on the importance of a first class transition.  They expect to have that team on board before February ends.  Once that outside team is on board, they expect to identify the tasks required for the planning project. We will be identifying TXI employees from time to time who can help with planning how the combined company will operate after the closing.  These TXI team members will include people from operations and shared services.  Their focus will be primarily on identifying synergies available after closing and planning organization integration.  TXI employees should not initiate contact with Martin employees or undertake other planning or integration activities without instruction from an officer of TXI. If TXI employees have any questions regarding the planning process or contacts with Martin employees, please contact Les Vines in the Dallas shared services office.  He will be leading the planning project.

What else do we know at this point?  We expect the transaction to close in the second quarter of this year.  Between now and then, regulators need to evaluate the transaction and then each company needs to hold a shareholder vote on the merger.  As the timing of these milestones and others becomes clearer, we'll be sure to pass word along.

The merger remains subject to customary closing conditions, including the receipt of required regulatory approvals and shareholder approvals.  Until completion of the merger, TXI and Martin will continue to operate as independent companies.  It is extremely important that we continue to run our business well in the meantime.  While we are doing that there will be plenty of work for all of us to do.

The positive market reaction to the transaction underscores how solid and good a company Martin Marietta is.  This is a combination that holds much promise.

Cautionary Statements Regarding Forward-Looking Statements
Certain statements in this communication regarding the proposed acquisition of TXI by Martin Marietta, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Martin Marietta’s  and TXI’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of approval of both Martin Marietta’s shareholders and TXI’s stockholders; the regulatory approvals required for the transaction not being obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all and to successfully integrate TXI’s operations into those of Martin Marietta; the integration of TXI’s operations into those of Martin Marietta  being more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) being greater than expected following the transaction; the retention of certain key employees of TXI being difficult; Martin Marietta’s and TXI’s ability to adapt its services to changes in technology or the marketplace; Martin Marietta’s and TXI’s ability to maintain and grow its relationship with its customers; levels of construction spending in the markets; a decline in defense spending and the commercial component of the nonresidential construction market and the subsequent impact on construction activity; a slowdown in residential construction recovery; unfavorable weather conditions; a widespread decline in aggregates pricing; changes in the cost of raw materials, fuel and energy and the availability and cost of construction equipment in the United States; the timing and amount of federal, state and local transportation and infrastructure funding; the ability of states and/or other entities to finance approved projects either with tax revenues or alternative financing structures; and changes to and the impact of the laws, rules and regulations (including environmental laws, rules and regulations) that regulate Martin Marietta’s and TXI’s operations. Additional information concerning these and other factors can be found in Martin Marietta’s and TXI’s filings with the Securities and Exchange Commission, including Martin Marietta’s and TXI’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Martin Marietta  and TXI assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It
In connection with the proposed transaction between Martin Marietta and TXI, Martin Marietta and TXI intend to file relevant materials with the Securities and Exchange Commission, including a Martin Marietta registration statement on Form S-4 that will include a joint proxy statement of Martin Marietta and TXI that also constitutes a prospectus of Martin Marietta.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARTIN MARIETTA, TXI AND THE PROPOSED TRANSACTION.  The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Martin Marietta upon written request to the Corporate Secretary at Martin Marietta Materials, Inc., 2710 Wycliff Road, Raleigh, NC 27607, telephone number (919) 783-4540 or from Martin Marietta’s website,  http://ir.martinmarietta.com or from TXI upon written request to TXI at Investor Relations, Texas Industries, Inc., 1503 LBJ Freeway, Suite 400, Dallas, Texas 75234, telephone number (972) 647-6700 or from TXI’s website, http://investorrelations.txi.com.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder.  However, Martin Marietta, TXI and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC.  Information regarding Martin Marietta’s directors and executive officers may be found in its Annual Report for the year ended December 31, 2012 on Form 10-K filed with the SEC on February 2, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on April 16, 2013.  Information regarding TXI’s directors and executive officers may be found in its Annual Report for the year ended May 31, 2013 on Form 10-K filed with the SEC on July 22, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on August 23, 2013.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus when it becomes available.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.